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                        [COOLEY GODWARD LLP LETTERHEAD]


February 25, 1998

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: M. Kathleen Haller, Esq. And John L. Krug, Esq.


RE:  RIBOGENE, INC.
     REGISTRATION STATEMENT
     ON FORM 8-A (FILE NO. 000-23595)

Ladies and Gentlemen:

     On behalf of RiboGene, Inc. (the "Registrant"), we hereby request that the Registrant's Registration Statement on Form 8-A, File No. 000-23595 (the "Form 8-A"), filed with the Commission on January 7, 1998, be withdrawn. We are requesting withdrawal of the Form 8-A so that the Form 8-A does not become effective prior to the effectiveness of the Form S-1. The Registrant intends to refile the Form 8-A prior to the time the Form S-1 becomes effective.

     If you have any comments or questions concerning this request, please call me at (650) 843-5186 or, in my absence, Lana K. Hawkins at (650) 843-5111.

Very truly yours,

COOLEY GODWARD LLP


Paul D. Huie

cc:  Timothy E. Morris
     Robert J. Brigham, Esq.
     Lana K. Hawkins, Esq.